EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

December 9. 2019

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Dismissal of Motions for Approval of Class actions previously filed against D.B.S., Pelephone and Bezeq International

Further to Bezeq's previous immediate reports regarding several motions for approval of a class actions filed against the Pelephone, Bezeq International and D.B.S satellite services (1998) ("Yes") ("The Subsidiaries"), claiming, allegedly, for discrimination of customers by The Subsidiaries - Bezeq hereby reports that the Tel Aviv-Jaffa District Court dismissed all the Motions for Approval of Class actions.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq . The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.